Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES FINAL PAYMENT ON SENIOR SECURED DEBT

TORONTO, ONTARIO -- (Marketwired – May 29, 2015 ) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the Company has made the final payment on its senior secured debt with Sprott Resource Lending Partnership, (“Sprott”). The $70 million senior secured facility was first arranged in the summer of 2012 as part of the financing required to expand the Bell Creek Mill.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “This is an important accomplishment for Lake Shore Gold, and is a testament to the strong performance achieved over the last two years. We have generated considerable free cash flow over that period, which is a reflection of the excellent work of our people and the quality of our operations and assets in Timmins. After achieving record production last year, we are poised for another solid year of results in 2015. We are also achieving very encouraging exploration results at our 144 Gap discovery, where a first resource is targeted for the end of 2015, to be released early next year.

“We would like to thank Sprott for their ongoing support during an important period for Lake Shore Gold as we were investing in building our operations in Timmins. The access to capital they provided during a period of restricted financial market conditions helped to get Lake Shore Gold to where it is today.”

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298